Ligand Pharmaceuticals Incorporated

11085 North Torrey Pines Road, Suite 300

La Jolla, California 92037

December 18, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler and Nandini Acharya
Division of Corporation Finance

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Registration Statement on Form S-4 (File No. 333-163379)
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 9:15 a.m. Eastern Time on December 22, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter. If you have any questions, please contact Hayden Trubitt of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3006.

Very truly yours,

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Charles S. Berkman
Charles S. Berkman
Vice President, General Counsel and Secretary